UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: February 13, 2006	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

OJSC <VimpelCom> 8 Marta str., 10, bldg. 14, 127083, Moscow, Russia	Phone +7 (095) 725 0700	Fax +7 (095) 721 0017

FOR IMMEDIATE RELEASE

VIMPELCOM PROPOSES ACQUISITION OF KYIVSTAR FOR US$5.0 BILLION

Moscow and New York (February 13, 2006)—Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) today confirmed that it has sent in the past week an offer to both Telenor ASA and Altimo (the telecom subsidiary of Alfa Group) to acquire 100% of CJSC “Kyivstar G.S.M.” (“Kyivstar”) for a total consideration of US$5.0 billion in VimpelCom common registered shares plus the assumption of debt.

VimpelCom believes that the proposed acquisition of Kyivstar would create significant value for the shareholders of VimpelCom, Telenor and Alfa Group. Kyivstar, which is beneficially owned 56.5% by Telenor and 43.5% by Alfa Group, is the leading mobile operator in Ukraine, with approximately 14.3 million subscribers as of 31 January 2006.

Alexander Izosimov, VimpelCom’s Chief Executive Officer, said, “We very much regret that our offer has been the subject of press speculation at this early stage. We believe the acquisition of Kyivstar will create significant value for all our shareholders and provide an opportunity to create more value than on a standalone basis. This transaction, which would be subject to approval by our public minority shareholders, would put us firmly on track to become the number one telecoms company in the CIS.”

VimpelCom management will continue to seek to pursue and negotiate a potential transaction as it believes that the combination of VimpelCom and Kyivstar is compelling from a strategic and financial perspective. The offer also responds to Telenor’s stated request that VimpelCom should explore other entry alternatives into Ukraine. VimpelCom is confident that its offer presents an attractive opportunity for all parties involved, including Telenor, Altimo and VimpelCom, to move forward with expansion into Ukraine.

The indicative price of US$5.0 billion reflects VimpelCom’s estimates not only of Kyivstar’s current market position and operating margins but also of VimpelCom management’s belief that it can generate significant synergies, as well as significant operating efficiencies, over the next five years from the combination of Kyivstar and VimpelCom. Including the expected synergies, the acquisition is expected to be accretive on a net earnings basis to VimpelCom public shareholders from 2007.

The offer is subject, among other things, to completion of due diligence and all required approvals by VimpelCom’s board and minority shareholders, together with a fairness opinion from VimpelCom’s financial adviser, UBS Investment Bank.

VimpelCom is a leading international provider of mobile telecommunications services in Russia and Kazakhstan, with newly acquired operations in Ukraine, Tajikistan and Uzbekistan. The VimpelCom Group’s license portfolio covers approximately 232 million people. Geographically it covers 78 regions in Russia (with 136.5 million people, representing 94% of Russia’s population) as well as the entire territories of Kazakhstan, Ukraine, Tajikistan and Uzbekistan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate, in part, to the consummation of an acquisition of Kyivstar and the potential benefits that may result from any such acquisition. There can be no assurance that the proposed acquisition will be consummated and, if consummated, that the expected benefits from the acquisition will be realized. In addition, the forward-looking statements contained in this press release, including the intended benefits to VimpelCom and its shareholders from the transactions described herein, are based on management’s best assessment of each of the Company’s and Kyivstar’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and Ukraine and general economic developments in Russia and Ukraine, and other factors, including our ability to successfully integrate Kyivstar into the VimpelCom Group and the extent and timing of our ability to realize synergies from the transaction. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Peter Schmidt/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(495) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com